THERAPEUTICS

VOTE

Using a **black ink** pen, mark your votes with an X as shown in this example.
Please do not write outside the designated areas.

X

Annual General Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals — The Board of Directors recommends a vote FOR Proposal 1 – 10.

If you wish to vote in favour of Agenda Items 1-10 as recommended by the Board of Directors, you need only mark this box: ☐
In all other cases, please mark the following Agenda Items individually:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
1.	☐	☐	☐	6.1	☐	☐	☐	6.6	☐	☐	☐	6.11	☐	☐	☐	8.	☐	☐	☐
2.	☐	☐	☐	6.2	☐	☐	☐	6.7	☐	☐	☐	6.12	☐	☐	☐	9.	☐	☐	☐
3.	☐	☐	☐	6.3	☐	☐	☐	6.8	☐	☐	☐	7.1	☐	☐	☐	10.1	☐	☐	☐
4.	☐	☐	☐	6.4	☐	☐	☐	6.9	☐	☐	☐	7.2	☐	☐	☐	10.2	☐	☐	☐
5.	☐	☐	☐	6.5	☐	☐	☐	6.10	☐	☐	☐	7.3	☐	☐	☐	10.3	☐	☐	☐

If a new proposal is made under a new or existing agenda item, I instruct the independent proxy to:

☐ vote in accordance with the recommendation of the Board of Directors

☐ vote against the proposal

☐ abstain

1 U P X 5 0 3 2 3 2

03G2ME

Proposals — The Board of Directors recommends a vote FOR Proposals 1 – 10:

1 **2020 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors' Reports**
The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2020 be approved and that the Auditors' Reports be acknowledged.

2 **Discharge of the members of the Board of Directors and the Executive Committee**
The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the fiscal year 2020.

3 **Appropriation of 2020 Financial Result**
The Board of Directors proposes that the loss of the Company be carried forward as follows:

Loss carried forward from the year 2019	CHF 441,964,703
Loss for the year 2020	CHF 203,373,041
Loss to be carried forward	CHF 645,337,744

4 **Increase and Renewal of Authorized Share Capital**
The Board of Directors proposes to increase and renew the Company's Authorized Share Capital by CHF 1,170,800, by amending Article 4a, Paragraph 1 of the Articles of Association.

5 **Amendments to Articles of Association**
The Board of Directors proposes that article 15 of the Articles of Association be amended to increase the maximum size of the Board of Directors from eleven to twelve.

6 **Re-election of the Chairman; election and re-election of the Members of the Board of Directors**
- 6.1 Re-election of Ron Squarer (as Chairman and Member of the Board)
- 6.2 Re-election of Peter B. Corr
- 6.3 Re-election of Stephen Evans-Freke
- 6.4 Re-election of Michael Forer
- 6.5 Re-election of Peter Hug
- 6.6 Re-election of Christopher Martin
- 6.7 Re-election of Thomas Pfisterer
- 6.8 Re-election of Thomas Rinderknecht
- 6.9 Re-election of Tyrell Rivers
- 6.10 Re-election of Victor Sandor
- 6.11 Re-election of Jacques Theurillat
- 6.12 Election of Viviane Monges

7 **Re-election of the members of the Compensation Committee**
- 7.1 Re-election of Peter B. Corr
- 7.2 Re-election of Stephen Evans-Freke
- 7.3 Re-election of Peter Hug

8 **Re-election of the Independent Proxy**
The Board of Directors proposes to re-elect Mr. Martin Habs, Esq., notary public, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2022 Annual General Meeting.

9 **Re-election of the Statutory Auditor**
The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company's statutory auditor for the fiscal year 2021.

10 **Approval of the Compensation of the Board of Directors and the Executive Committee**

10.1 Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2022 Annual General Meeting
The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 5,000,000 for the period from the 2021 Annual General Meeting to the 2022 Annual General Meeting.

10.2 Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2022
The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 7,100,000 for the fiscal year 2022.

10.3 Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2021
The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 26,500,000 for the current fiscal year 2021.

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — ADC Therapeutics SA

Notice of 2021 Annual General Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual General Meeting — June 10, 2021

Martin Habs, Esq., notary public, in Lausanne, Switzerland, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of ADC Therapeutics SA to be held on June 10, 2021, or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the independent proxy. If no such directions are indicated, the independent proxy will have authority to vote FOR the election of the Board of Directors, FOR items 1-10 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item.

(Items to be voted appear on reverse side)

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
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